FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                              For January 15, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X           Form 40-F
                                 ---                   ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                   No X
                           ---                  ---

                               INDEX TO EXHIBITS

Item
----
1. AerCo Limited Monthly Report to Noteholders for January 2002, including additional information excluded from form 6-K, filed January 11, 2002.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: January 15, 2002


                                              AERCO LIMITED

                                              By: /s/ Patrick J. Dalton
                                                 -------------------------------
                                                 Name:  Patrick J. Dalton
                                                 Title: Attorney-in-Fact


                                                                                                Item 1

                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

Month                             January-02
Payment Date                      15th of each month
Convention                        Modified Following Business Day
Current Payment Date              15-Jan-02
Current Calculation Date          9-Jan-02
Previous Payment Date             17-Dec-01
Previous Calculation Date         11-Dec-01
------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates
------------------------------------------------------------------------------------------------------
                                         Prior                                           Balance on
                                        Balance                                       Calculation Date
                                       11-Dec-01       Deposits        Withdrawals        9-Jan-02
------------------------------------------------------------------------------------------------------
Expense Account                       4,597,514.84    6,211,996.96    (7,470,995.61)     3,338,516.19
Collection Account                  100,304,171.74   14,022,841.19   (14,984,519.74)    99,342,493.19
Aircraft Purchase Account                        -               -                -                 -

 - Liquidity Reserve cash balance    85,319,652.00               -      (410,000.00)    84,909,652.00
------------------------------------------------------------------------------------------------------
Total                               104,901,686.58   20,234,838.15   (22,455,515.35)   102,681,009.38
======================================================================================================

2. Analysis of Aircraft Purchase Account Activity
------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                        -
Interest Income                                                                                     -
Aircraft Purchase Payments                                                                          -
Economic Swap Payments                                                                              -
------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                 -
======================================================================================================

3. Analysis of Expenses Account Activity
------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                             4,597,514.84
Transfer from Collection Account on previous Payment Date                                6,205,389.21
Permitted Aircraft Accrual                                                                          -
Interim Transfer from Collection Account                                                            -
Interest Income                                                                              6,607.75
Balance on current Calculation Date
 - Payments on previous payment date                                                    (4,567,790.98)
 - Interim payments                                                                     (2,903,204.63)
 - Other
------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                      3,338,516.19
======================================================================================================

4. Analysis of Collection Account Activity
------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                           100,304,171.74
Collections during period                                                               14,022,841.19
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                              (2,402,485.16)
 - Permitted Aircraft Modifications                                                                 -
Net Swap payments on previous Payment Date                                              (3,802,904.05)
Aggregate Note Payments on previous Payment Date                                        (8,779,130.53)
------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                     99,342,493.19
======================================================================================================

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                        30,000,000.00
Second Collection Account Reserve                                                       35,000,000.00
Cash Held
 - Security Deposits                                                                    19,909,652.00
                                                                                       ---------------
 Liquidity Reserve Amount                                                               84,909,652.00
                                                                                       ---------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

=======================================================================================================



                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

Current Payment Date                   15-Jan-02
Current Calculation Date               9-Jan-02
Previous Payment Date                  17-Dec-01
Previous Calculation Date              11-Dec-01
------------------------------------------------------------------------------------------------------
Balance in Collection and Expense Account                                              102,681,009.38
Liquidity Reserve Amount                                                               (84,909,652.00)
                                                                                       ---------------
Available Collections                                                                   17,771,357.38
                                                                                       ===============

4. Analysis of Collection Account Activity (Continued)
------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                               5,402,180.00
(II) a)      Class A Interest but excluding Step-up                                      1,639,404.42
     b)      Swap Payments other than subordinated swap payments                         3,582,895.96
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)          30,000,000.00
(iv)         Class A Minimum principal payment                                                      -
(v)          Class B Interest                                                              303,679.06
(vi)         Class B Minimum principal payment                                                      -
(vii)        Class C Interest                                                              465,810.90
(viii)       Class C Minimum principal payment                                                      -
(ix)         Class D Interest                                                              708,333.33
(x)          Class D Minimum principal payment                                                      -
(xi)         Second collection account top-up                                           54,909,652.00
(xii)        Class A Scheduled principal                                                            -
(xiii)       Class B Scheduled principal                                                   554,853.77
(xiv)        Class C Scheduled principal                                                   328,312.52
(xv)         Class D Scheduled principal                                                            -
(xvi)        Permitted accruals for Modifications                                                   -
(xvii)       Step-up interest                                                                       -
(xviii)      Class A Supplemental principal                                              4,785,887.43
(xix)        Class E Primary Interest
(xx)         Class B Supplemental principal                                                         -
(xxi)        Class A Outstanding Principal                                                          -
(xxii)       Class B Outstanding Principal                                                          -
(xxiii)      Class C Outstanding Principal                                                          -
(xxiv)       Class D Outstanding Principal                                                          -
(xxv)        Subordinated Swap payments                                                             -
                                                                                       ---------------
             Total Payments with respect to Payment Date                               102,681,009.38
             less collection Account Top Ups (iii) (b) and (xi) (b) above               84,909,652.00
                                                                                       ---------------
                                                                                        17,771,357.38
                                                                                       ===============
======================================================================================================

                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

Current Payment Date              15-Jan-02
Current Calculation Date          9-Jan-02
Previous Payment Date             17-Dec-01
Previous Calculation Date         11-Dec-01

----------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass
----------------------------------------------------------------------------------------
                            Subclass        Subclass        Subclass         Total
Floating Rate Notes            A-2            A-3             A-4           Class A
----------------------------------------------------------------------------------------
Applicable LIBOR                 1.89563%        1.89563%        1.89563%
Applicable Margin                 0.3200%         0.4600%         0.5200%
Applicable Interest Rate         2.21563%        2.35563%        2.41563%
Day Count                        Act/360         Act/360         Act/360
Actual Number of Days                 29              29              29
Interest Amount Payable       255,312.11    1,072,138.82      311,953.48
Step-up Interest Amount
  Payable                             NA              NA              NA
----------------------------------------------------------------------------------------
Total Interest Paid           255,312.11    1,072,138.82      311,953.48    1,639,404.42
----------------------------------------------------------------------------------------

Expected Final Payment Date    15-Dec-05       15-Jun-02       15-May-11
Excess Amortisation Date       17-Aug-98       15-Feb-06       15-Aug-00
--------------------------------- ------------------------------------------------------
Original Balance          290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding
  Principal Balance       143,046,977.37  565,000,000.00  160,311,223.88  868,358,201.25
----------------------------------------------------------------------------------------
Extended Pool Factors              65.52%         100.00%          91.61%
Pool Factors                       54.92%         100.00%          79.67%
----------------------------------------------------------------------------------------
Minimum Principal Payment              -               -               -               -
Scheduled Principal
  Payment                              -               -               -               -
Supplemental Principal
  Payment                   2,256,760.25               -    2,529,127.18    4,785,887.43
----------------------------------------------------------------------------------------
Total Principal
  Distribution Amount       2,256,760.25               -    2,529,127.18    4,785,887.43
----------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to
  principal                                                                            -
- amount allocable to
  premium
----------------------------------------------------------------------------------------
Closing Outstanding
  Principal Balance       140,790,217.12  565,000,000.00  157,782,096.70  863,572,313.82
========================================================================================

5. Payments on the Notes by Subclass
------------------------------------------------------------------------------------------------------------------------
                            Subclass        Subclass          Total          Subclass        Subclass         Total
Floating Rate Notes            B-1             B-2           Class B            C-1             C-2          Class C
------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                 1.89563%        1.89563%                        1.89563%        1.89563%
Applicable Margin                 0.6000%         1.0500%                         1.3500%         2.0500%
Applicable Interest Rate         2.49563%        2.94563%                        3.24563%        3.94563%
Day Count                        Act/360         Act/360                         Act/360         Act/360
Actual Number of Days                 29              29                              29              29
Interest Amount Payable       134,248.20      169,430.86                      215,135.00      250,675.90
Step-up Interest Amount
  Payable                             NA              NA                              NA              NA
------------------------------------------------------------------------------------------------------------------------
Total Interest Paid           134,248.20      169,430.86      303,679.06      215,135.00      250,675.90      465,810.90
------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date    15-Jul-13       15-Jun-08                       15-Jul-13       15-Jun-08
Excess Amortisation Date       17-Aug-98       15-Aug-00                       17-Aug-98       15-Aug-00
------------------------------------------------------------------------------------------------------------------------
Original Balance           85,000,000.00   80,000,000.00                   85,000,000.00   80,000,000.00
Opening Outstanding
  Principal Balance        66,777,901.39   71,403,388.57  138,181,289.96   82,284,221.61   78,867,980.79  161,152,202.40
------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors              88.31%          99.86%                          99.49%          99.77%
Pool Factors                       82.22%          98.90%                          96.43%          98.24%
------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment              -               -               -               -               -               -
Scheduled Principal
  Payment                     268,140.28      286,713.48      554,853.77      175,954.05      152,358.47      328,312.52
Supplemental Principal
  Payment                              -               -               -               -               -               -
------------------------------------------------------------------------------------------------------------------------
Total Principal
  Distribution Amount         268,140.28      286,713.48      554,853.77      175,954.05      152,358.47      328,312.52
------------------------------------------------------------------------------------------------------------------------
Redemption Amount                                                                      -               -
- amount allocable to
  principal                                                                            -               -
- amount allocable to
  premium                                                                              -               -
------------------------------------------------------------------------------------------------------------------------
Closing Outstanding
  Principal Balance        66,509,761.11   71,116,675.09  137,626,436.19   82,108,267.56   78,715,622.32  160,823,889.88
========================================================================================================================
----------------------------------------
Fixed Rate Notes                 D-2
----------------------------------------
Applicable Interest Rate         8.50000%
Day count                       30 / 360
Number of Days                        30
Interest Amount Payable       708,333.33
----------------------------------------
Total Interest Paid           708,333.33
----------------------------------------
Expected Final Payment Date    15-Mar-14
Excess Amortisation Date       15-Jul-10
----------------------------------------
Original Balance          100,000,000.00
Opening Outstanding
  Principal Balance       100,000,000.00
----------------------------------------
Extended Pool Factors             100.00%
Expected Pool Factors             100.00%
----------------------------------------
Extended Amount                        -
Expected Pool Factor
  Amount                               -
Surplus Amortisation
----------------------------------------
Total Principal
  Distribution Amount                  -
----------------------------------------
Redemption Amount                      -
- amount allocable to
  principal                            -
                            ------------
- amount allocable to
  premium                              -
----------------------------------------
Closing Outstanding
  Principal Balance       100,000,000.00
========================================

                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

Current Payment Date             15-Jan-02
Current Calculation Date          9-Jan-02
Previous Payment Date            17-Dec-01
Previous Calculation Date        11-Dec-01
--------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period 15-Jan-02
End of Interest Accrual Period   15-Feb-02
Reference Date                   13-Feb-02

----------------------------------------------------------------------------------------------------------------------------------
                                   A-2           A-3              A-4             B-1             B-2            C-1         C-2
----------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                 1.82000%        1.82000%        1.82000%        1.82000%        1.82000%      1.82000%    1.82000%
Applicable Margin                 0.3200%         0.4600%         0.5200%         0.6000%         1.0500%       1.3500%     2.0500%
Applicable Interest Rate          2.1400%         2.2800%         2.3400%         2.4200%         2.8700%       3.1700%     3.8700%
==================================================================================================================================

----------------------------------------
Fixed Rate Notes                    D-1
----------------------------------------

Actual Pool Factor                100.00%
========================================

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes
----------------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes           A-2             A-3             A-4             B-1             B-2           C-1        C-2
----------------------------------------------------------------------------------------------------------------------------------
Opening Outstanding
  Principal Balance           143,046.98      565,000.00      160,311.22       66,777.90       71,403.39     82,284.22   78,867.98
Total Principal Payments        2,256.76               -        2,529.13          268.14          286.71        175.95      152.36
Closing Outstanding
  Principal Balance           140,790.22      565,000.00      157,782.10       66,509.76       71,116.68     82,108.27   78,715.62

Total Interest                    255.31        1,072.14          311.95          134.25          169.43        215.14      250.68
Total Premium                     0.0000%         0.0000%         0.0000%         0.0000%         0.0000%       0.0000%     0.0000%
==================================================================================================================================

----------------------------------------
(b) Fixed Rate Notes                D-2
----------------------------------------
Opening Outstanding
  Principal Balance           100,000.00
Total Principal Payments               -
Closing Outstanding
  Principal Balance           100,000.00

Total Interest                    708.33
Total Premium                          -
========================================
==================================================================================================================================

                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

--------------------------------------------------------------------------------------------------------------


                                                Jul-Sept  Oct-Dec  Jan-Mar  Apr-Jun Jul-Sept  Oct-Dec      Jan
                                                    2000     2000     2001     2001     2001     2001     2002
--------------------------------------------------------------------------------------------------------------
                  CASH COLLECTIONS
 [1]              Lease Rentals                     30.6     49.6     46.2     46.1     45.1     45.4     15.3
 [2]               - Renegotiated Leases               -        -        -     (0.1)    (2.9)    (2.8)    (0.3)
 [3]               - Rental Resets                     -        -     (0.2)    (0.7)    (0.4)    (3.2)    (1.9)
                                                --------------------------------------------------------------
 [4] S[1]...[3]   Contracted Lease
                   Rentals                          30.6     49.6     46.0     45.3     41.8     39.4     13.1

 [5]              Movement in Current
                   Arrears Balance                  (1.9)     0.2     (2.9)    (0.4)     4.2     (2.4)     0.8

                  less Net Stress-related Costs
 [6]               - Bad Debts                         -     (1.2)    (0.3)       -      1.5        -        -
 [7]               - Security Deposits
                     Drawn down                        -        -      0.4        -      0.1        -        -
 [8]               - Restructured
                     Arrears                         0.3      0.2      0.4      0.3     (0.5)     0.1     (0.2)
 [9]               - AOG                               -     (0.7)    (1.4)    (0.9)    (1.3)    (1.5)    (0.4)
[10]               - Other Leasing Income              -        -        -        -        -        -        -
[11]               - Repossession Costs                -        -     (0.1)    (0.2)       -        -        -
                                                --------------------------------------------------------------
[12] S[6]...[11]  sub-total                          0.3     (1.7)    (1.0)    (0.8)    (0.2)    (1.4)    (0.6)

[13] [4]+[5]+[12] Net Lease Rentals                 29.0     48.1     42.1     44.1     45.8     35.6     13.3

[14]              Interest Earned                    0.7      1.6      1.4      1.2      0.9      0.8      0.2

[15]              Drawings from Expense Account

                  Maintenance Receipts               3.2      5.4      3.4      5.0      5.6      4.5      0.7
                  Maintenance Payments              (0.7)    (2.0)    (1.9)    (4.5)    (2.7)    (1.8)    (2.8)
                                                --------------------------------------------------------------
[15]              Net Maintenance                    2.5      3.4      1.5      0.5      2.9      2.7     (2.1)

[16] S[13]...[15] Total Cash Collections            32.2     53.1     45.0     45.8     49.6     39.1     11.4
==============================================================================================================

                  CASH EXPENSES
                  Aircraft Operating Expenses
[17]               - Insurance                         -     (0.1)       -        -        -        -        -
[18]               - Re-leasing and other
                     overheads                      (0.1)    (4.9)    (0.6)    (0.8)    (1.1)    (0.7)     0.1
                                                --------------------------------------------------------------
[19] [17]+[18]    subtotal                          (0.1)    (5.0)    (0.6)    (0.8)    (1.1)    (0.7)     0.1

                  SG&A Expenses
[20]              Aircraft Servicer Fees
                   - Retainer Fee                   (0.3)    (0.7)    (0.6)    (0.9)     0.9     (0.4)    (0.1)
                   - Rent Collected Fee             (0.3)    (0.7)    (0.6)    (0.9)     0.6     (0.4)    (0.2)
                   - Previous Servicer Fees         (1.8)       -        -        -        -
                                                --------------------------------------------------------------
[21]              sub-total                         (2.4)    (1.4)    (1.2)    (1.8)     1.5     (0.8)    (0.3)

[22]              Other Servicer Fees               (0.5)    (4.6)    (2.4)    (1.6)    (4.0)    (0.4)    (0.5)
                                                --------------------------------------------------------------
[23] [21]+[22]    subtotal                          (2.9)    (6.0)    (3.6)    (3.4)    (2.5)    (1.2)    (0.8)

[24] [20]+[23]    Total Cash Expenses               (3.0)   (11.0)    (4.2)    (4.2)    (3.6)    (1.9)    (0.7)
=====================================================================================================
                  NET CASH COLLECTIONS
[25]   [17]       Total Cash Collections            32.2     53.1     45.0     45.8     49.6     39.1     11.4
[26]   [24]       Total Cash Expenses               (3.0)   (11.0)    (4.2)    (4.2)    (3.6)    (1.9)    (0.7)
[27]              Movement in Expense Account        2.8      2.8      1.2     (0.3)    (0.5)     1.2      1.6
[28]              Interest Payments                (18.2)   (30.6)   (23.5)   (22.3)   (17.0)   (12.0)    (3.1)
[29]              Swap Payments                      0.5      0.3     (0.5)    (3.3)    (9.1)    (9.3)    (3.5)
[30]              Proceeds from sale of aircraft       -        -      1.4     47.6      1.5        -        -
                                                --------------------------------------------------------------
[31] S[25]...[30] TOTAL                             14.3     14.6     19.4     63.3     20.9     17.1      5.7
                                                ==============================================================
==============================================================================================================
[32]              PRINCIPAL PAYMENTS
                  subclass A                        14.2     11.1     17.0     55.1     18.2     14.4      4.8
                  subclass B                           -      3.2      2.0      7.6      2.0      1.8      0.6
                  subclass C                         0.1      0.3      0.4      0.6      0.7      0.9      0.3
                  subclass D                           -        -        -        -        -        -        -
                                                --------------------------------------------------------------
                  Total                             14.3     14.6     19.4     63.3     20.9     17.1      5.7
                                                ==============================================================
==============================================================================================================
                  Debt Balances
                  subclass A                       984.2    973.1    956.1    901.0    882.8    868.4    863.6
                  subclass B                       154.8    151.6    149.6    142.0    140.0    138.2    137.6
                  subclass C                       164.0    163.7    163.3    162.7    162.0    161.1    160.8
                  subclass D                       100.0    100.0    100.0    100.0    100.0    100.0    100.0
                                                --------------------------------------------------------------
                  TOTAL                          1,403.0  1,388.4  1,369.0  1,305.7  1,284.8  1,267.7  1,262.0
                                                ==============================================================
==============================================================================================================
 * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

                                                                                    Dollar amounts
                                                                                    expressed as a
                                                          All amounts in              percentage
                                                      millions of US dollars      2000 Base Case Lease
                                                     unless otherwise stated             Rentals
-------------------------------------------------------------------------------------------------------
                                                        Cumulative to Date         Cumulative to Date
                                                             *Adjusted                 *Adjusted
                                                                base                      base
                                                       Actual   case    Variance  Actual  case Variance
-------------------------------------------------------------------------------------------------------
                  CASH COLLECTIONS
 [1]              Lease Rentals                          278.3    278.3        -   100.0%  100.0%   0.0%
 [2]               - Renegotiated Leases                  (6.1)       -     (6.1)    2.2%    0.0%  (2.2%)
 [3]               - Rental Resets                        (6.4)       -     (6.4)    2.3%    0.0%  (2.3%)
                                                     --------------------------------------------------
 [4] S[1]...[3]   Contracted Lease Rentals               265.8    278.3    (12.5)   95.5%  100.0%  (4.5%)

 [5]              Movement in Current
                   Arrears Balance                        (2.4)       -     (2.4)   (0.9%)   0.0%  (0.9%)

                  less Net Stress-related
                    Costs
 [6]               - Bad Debts                               -     (2.8)     2.8     0.0%   (1.0%)  1.0%
 [7]               - Security Deposits
                     Drawn down                            0.5        -      0.5     0.2%    0.0%   0.2%
 [8]               - Restructured
                     Arrears                               0.6      2.4     (1.8)    0.2%    0.9%  (0.6%)
 [9]               - AOG                                  (6.2)   (11.8)     5.6    (2.2%)  (4.2%)  2.0%
[10]               - Other Leasing Income                    -        -        -     0.0%    0.0%   0.0%
[11]               - Repossession Costs                   (0.3)    (2.2)     1.9    (0.1%)  (0.8%)  0.7%
                                                     --------------------------------------------------
[12] S[6]...[11]  sub-total                               (5.4)   (14.4)    (9.0)   (1.9%)  (5.2%)  3.2%

[13] [4]+[5]+[12] Net Lease Rentals                      258.0    263.9     (5.9)   92.7%   94.8%  (2.1%)

[14]              Interest Earned                          6.8      5.5      1.3     2.4%    2.0%   0.5%

[15]              Drawings from Expense Account              -        -        -     0.0%    0.0%   0.0%

                  Maintenance Receipts                    27.8        -     27.8    10.0%    0.0%  10.0%
                  Maintenance Payments                   (16.4)       -    (16.4)   (5.9%)   0.0%  (5.9%)
                                                     --------------------------------------------------
[15]              Net Maintenance                         11.4        -     11.4     4.1%    0.0%   4.1%

[16] S[13]...[15] Total Cash Collections                 276.2    269.4      6.8    99.2%   96.8%   2.4%
=======================================================================================================
                  CASH EXPENSES
                  Aircraft Operating  Expenses
[17]               - Insurance                            (0.1)       -     (0.1)   (0.0%)   0.0%  (0.0%)
[18]               - Re-leasing and other overheads       (8.1)    (8.4)     0.3    (2.9%)  (3.0%)  0.1%
                                                     --------------------------------------------------
[19] [17]+[18]    subtotal                                (8.2)    (8.4)     0.2    (2.9%)  (3.0%)  0.1%

                  SG&A Expenses
[20]              Aircraft Servicer Fees
                   - Retainer Fee                         (2.1)    (2.3)     0.2    (0.8%)  (0.8%)  0.1%
                   - Rent Collected Fee                   (2.5)    (2.6)     0.1    (0.9%)  (0.9%)  0.0%
                   - Previous Servicer Fees               (1.8)       -     (1.8)   (0.6%)   0.0%  (0.6%)
                                                     --------------------------------------------------
[21]              sub-total                               (6.4)    (4.9)    (1.5)   (2.3%)  (1.8%) (0.5%)

[22]              Other Servicer Fees                    (14.0)    (6.8)    (7.2)   (5.0%)  (2.4%) (2.6%)
                                                     --------------------------------------------------
[23] [21]+[22]    subtotal                               (20.4)   (11.7)    (8.7)   (7.3%)  (4.2%) (3.1%)

[24] [20]+[23]    Total Cash Expenses                    (28.6)   (20.1)    (8.5)  (10.3%)  (7.2%) (3.1%)
=======================================================================================================
                  NET CASH COLLECTIONS
[25]   [17]       Total Cash Collections                 276.2    269.4      6.8    99.2%   96.8%   2.4%
[26]   [24]       Total Cash Expenses                    (28.6)   (20.1)    (8.5)  (10.3%)  (7.2%) (3.1%)
[27]              Movement in Expense Account              8.8        -      8.8     3.2%    0.0%   3.2%
[28]              Interest Payments                     (126.7)  (151.2)    24.5   (45.5%) (54.3%)  8.8%
[29]              Swap Payments                          (24.9)     3.2   (28.1%)   (8.9%)   1.1%  (10.1%)
[30]              Proceeds from sale of aircraft          50.5     51.0     (0.5)   18.1%   18.3%  (0.2%)
                                                     --------------------------------------------------
[31] S[25]...[30] TOTAL                                  155.3    152.3      3.0    55.8%   54.7%   1.1%
                                                     ==================================================
=======================================================================================================
[32]              PRINCIPAL PAYMENTS
                  subclass A                             134.8    131.7      3.1    48.4%   47.3%   1.1%
                  subclass B                              17.2     17.3     (0.1)    6.2%    6.2%  (0.0%)
                  subclass C                               3.3      3.3        -     1.2%    1.2%   0.0%
                  subclass D                                 -        -        -     0.0%    0.0%   0.0%
                                                     --------------------------------------------------
                  Total                                  155.3    152.3      3.0    55.8%   54.7%   1.1%
                                                     ==================================================
=======================================================================================================
                  Debt Balances
                  subclass A                             863.6    866.7     (3.1)
                  subclass B                             137.6    137.5      0.1
                  subclass C                             160.8    160.8        -
                  subclass D                             100.0    100.0        -
                                                     --------------------------------------------------
                  TOTAL                                1,262.0  1,265.0     (3.0)
                                                     ==================================================
=======================================================================================================
     * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------------------
 Note:                 Report Line Name        Description
------------------------------------------------------------------------------------------------------------------------------------
                  CASH COLLECTIONS
 [1]              Lease Rentals                 Assumptions per the July 2000 Prospectus adjusted for  aircraft sales
 [2]                - Renegotiated Leases       Change in contracted rental cash flow caused by a renegotiated lease
 [3]                - Rental Resets             Re-leasing events where new lease rate deviated from the 2000 Base Case
 [4] S[1]...[3]   Contracted Lease Rentals      Current Contracted Lease Rentals due as at the latest Calculation Date

 [5]              Movement in Current Arrears
                    Balance                     Current contracted lease rentals not received as at the latest Calculation Date, excluding Bad debts
                  less Net Stress related Costs
 [6]               - Bad debts                  Arrears owed by former lessees and deemed irrecoverable.
 [7]               - Security deposits drawn
                     down                       Security deposits received following a lesse default
 [8]               - Restructured arrears         3.49%
 [9]               - AOG                        Lost of rental due to an aircraft being off-lease and non-revenue earning
[10]               - Other Leasing Income       Includes lease termination payments, rental guarantees and late payments charges
[11]               - Repossession               Legal and technical costs incurred in repossessing aircraft.
[12] S [6]...[11] sub-total

[13] [4]+[5]+[12] Net Lease Rentals             Contracted Lease Rentals less Movement in Current Arrears Balance and Net Stress related costs

[14]              Interest Earned               Interest earned on monthly cash balances
[15]              Net Maintenance               Maintenance Revenue Reserve received less and reimbursements to lessees.
[16] S[13]...[15] Total Cash Collections        Net Lease Rentals + Interest Earned + Net Maintenance
====================================================================================================================================
                  CASH EXPENSES
                  Aircraft Operating Expenses   All operational costs related to the leasing of aircraft.
[17]               - Insurance                  Premium for contingent insurance policies
[18]               - Re-leasing and other       Costs associated transferring an aircraft from one lessee to another
[19] [17]+[18]    subtotal

                  SG&A Expenses
[20]              Aircraft Servicer Fees        Monthly and annual fees paid to Aircraft Servicer
                   - Base Fee                   Fixed amount per month per aircraft
                   - Rent Contracted Fee        1.00% of rental contracted for the month
                   - Rent Collected Fee         1.25% of rental received for the month
                   - Previous Servicer Fees     Fees paid to the previous Servicer of AerFi
[21] [20]         subtotal
[22]              Other Servicer Fees           Administrative Agent, trustee and professional fees paid to other service providers.
[23] [21]+[22]    subtotal

[24] [19]+[23]    Total Cash Expenses           Aircraft Operating Expenses + SG&A Expenses
====================================================================================================================================
                  NET CASH COLLECTIONS
[25]  [16]        Total Cash Collections        line 16 above
[26]  [24]        Total Cash Expenses           line 24 above
[27]              Movement in Expense Account   Movement in Expense Account
[28]              Interest Payments             Interest paid on all outstanding debt
[29]              Swap payments                 Net swap payments (paid) /received
[30]              Proceeds from Aircraft Sales  Proceeds, net of fees and expenses, from the sale of aircraft
[31] S[25]...[30] Exceptional Items             Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                  TOTAL
====================================================================================================================================

                                                       AERCO LIMITED
                                                   Report to Noteholders
                                     All amounts in US dollars unless otherwise stated

-------------------------------------------------------------------------------------------------------------------------
          Coverage Ratios                                                       2000
                                    Closing                  Actual      *Adjusted Base Case
-------------------------------------------------------------------------------------------------------------------------
          Net Cash Collections                                155.3              152.3
          Add Back Interest                                   126.7              151.2
          Add Back Swap Payments                               24.9               (3.2)
a         Net Cash Collections                                306.9              300.3
b         Swaps                                                24.9               (3.2)
c         Class A Interest                                     75.9               98.8
d         Class A Minimum                                      30.5               37.9
e         Class B Interest                                     12.8               16.4
f         Class B Minimum                                       8.3                8.2
g         Class C Interest                                     16.2               20.4
h         Class C Minimum                                         -                  -
I         Class D Interest                                     12.7               12.8
j         Class D Minimum                                         -                  -
k         Class A Scheduled                                       -                  -
l         Class B Scheduled                                     8.4                9.1
m         Class C Scheduled                                     3.3                3.3
n         Class D Scheduled                                       -                  -
o         Permited Aircraft Modifications
p         Class A Supplemental                                104.3               93.8
                                                        ---------------------------------------
          Total                                               297.3              297.5
                                                        ---------------------------------------

 [1]      Interest Coverage Ratio
          Class A                                              3.04               3.14  = a / (b+c)
          Class B                                              2.13               2.00  = a / (b+c+d+e)
          Class C                                              1.82               1.68  = a / (b+c+d+e+f+g)
          Class D                                              1.69               1.57  = a / (b+c+d+e+f+g+h+i)

 [2]      Debt Coverage Ratio
          Class A                                              1.69               1.57  = a / (b+c+d+e+f+g+h+i+ j+k)
          Class B                                              1.62               1.50  = a / (b+c+d+e+f+g+h+i+j+k+l)
          Class C                                              1.59               1.47  = a / (b+c+d+e+f+g+h+i+j+k+l+m)
          Class D                                              1.59               1.47  = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

          Loan-to-Value Ratios

                              -------------------------------------------------------------------
                                 2000 Base Case            Actual        2000 *Adjusted Base Case
                                   17-Jul-00              15-Jan-02              15-Jan-02
                              -------------------------------------------------------------------
 [3]      Assumed Portfolio Value    1,566.7                1,388.7                1,388.6

          Liquidity Reserve Amount
          Cash                          65.0                   65.0                   65.0
            - Accrued Expenses           5.0                    5.4                    5.0
            - Security Deposits         22.4                   19.9                   22.4
                                  ----------             ----------             ----------
          subtotal cash                 92.4                   90.3                   92.4
           Letters of Credit               -                      -                      -
                                  ----------             ----------             ----------
          Total Liquidity Reserve       92.4                   90.3                   92.4

 [4]      Total Asset Value          1,659.1                1,479.0                1,481.0

          Note Balance
          Class A                      998.4    60.2%         863.6    58.4%         866.7   58.5%
          Class B                      154.8    69.5%         137.6    67.7%         137.5   67.8%
          Class C                      164.1    79.4%         160.8    78.6%         160.8   78.7%
          Class D                      100.0    85.4%         100.0    85.3%         100.0   85.4%
                                  ----------             ----------             ----------
          Total                      1,417.3                1,262.0                1,265.0
==================================================================================================
  * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at
Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount


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